UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-35293

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Central European Distribution Corporation

Full Name of Registrant

Former Name if Applicable

3000 Atrium Way, Suite 265

Address of Principal Executive Office (Street and Number)

Mt. Laurel, NJ 08054

City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed).

As disclosed in the Current Report on Form 8-K filed by Central European Distribution Corporation (the “Company”) with the Securities and Exchange Commission (the “SEC”) on May 9, 2013, senior management of the Company, following consultation with the audit committee and the board of directors of the Company, concluded that the Company will restate its consolidated financial statements for the periods from and after October 1, 2010 (“Restatement Periods”) to correct accounting errors resulting from a failure to properly account for certain deferred tax assets and liabilities relating to the acquisition of the Russian Alcohol Group (“RAG”) in 2009. As a result, the Company’s consolidated financial statements for the Restatement Periods should no longer be relied upon. The restatement is not expected to have any impact on previously reported operating income or cash flows reported for any of the periods covered.

The restatement process has resulted in delays in reviewing and finalizing the financial data to be included in the Company’s unaudited condensed consolidated financial statements for the three months ended March 31, 2013, to be included in the Company’s quarterly report on Form 10-Q for the three months ended March 31, 2013. In connection with the restatement, the Company intends to file, in June 2013, amendments to certain of its periodic financial reports relating to the impacted periods. As disclosed in the Company’s Current Report on Form 8-K filed with the SEC on May 9, 2013, the Company estimates that the aggregate effect of the adjustments identified to date will result in a reduction of its consolidated net income by approximately $21 million and $6 million for the years ended December 31, 2010 and 2011, respectively. The Company estimates that there will be no material effect of the adjustment on the periods prior to September 30, 2010. These amounts are subject to change as the Company continues its review of the accounting matters discussed herein. The adjustments are not expected to have any impact on previously reported operating income or cash flows reported during the Restatement Periods. The adjustments do not impact the five year projections provided by the Company in the Amended and Restated Offering Memorandum, Consent Solicitation Statement and Disclosure Statement, dated March 8, 2013, filed as an exhibit to a tender offer statement on Schedule TO-I/A on March 8, 2013 (as amended and supplemented by Supplement No. 1 to the Amended and Restated Offering Memorandum, dated March 18, 2013, filed as an exhibit to the Form 8-K filed on March 19, 2013, the “Offering Memorandum”).

The Company will not be able to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 until the process of restating its financial statements for the Restatement Periods is complete. The Company is currently targeting late June 2013 for filing amended reports relating to the Restatement Periods with the SEC to reflect the restated financial statements. There can be no assurance, however, that these filings will be made within the anticipated period.

The above statements and descriptions of expected adjustments are preliminary and subject to change based, among other things, on the Company’s completion of the restatement of its financial statements discussed above.

Cautionary Statement about Forward-Looking Information

This Notification of Late Filing contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements about the expected impact of the restatement on historical financial information and on the Company’s overall financial position and the Company’s anticipated time frame for filing restated financial statements. Forward looking statements are based on the Company’s knowledge of facts as of the date hereof and involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the Company’s forward looking statements. Such risks include, among others, uncertainties regarding the timing of the completion of the restatement, unanticipated accounting issues or audit issues regarding the financial data for the periods to be restated or adjusted, the inability of the Company or its independent registered public accounting firm to confirm relevant information or data, the impact of the late filing on the Company’s compliance with certain covenants included in the Company’s debt obligations, and the impact of the restatement and the late filing of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, on the Company’s ongoing compliance with its legal and regulatory requirements. Investors are cautioned that forward looking statements are not guarantees of future performance and that undue reliance should not be placed on such statements. The Company undertakes no obligation to publicly update or revise any forward looking statements or to make any other forward looking statements, whether as a result of new information, future events or otherwise, unless required to do so by securities laws. Investors are referred to the full discussion of risks and uncertainties included in the Company’s Form 10-K for the fiscal year ended December 31, 2011, including statements made under the captions “Item 1A. Risks Relating to Our Business” and in other documents filed by the Company with the SEC.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ryan Lee		+48 22 456 60 000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☐ No ☒

Form 10-K for the fiscal year ended December 31, 2012.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

Full Year 2012 Unaudited Preliminary Results

Below we present CEDC’s preliminary unaudited results for the year ended December 31, 2012, with comparisons to the corresponding results for the year ended December 31, 2011:

	Unaudited Year ended December 31,
	2012	2011
	(in thousands)
Sales	$1,745,315	$1,737,996
Excise taxes	(929,642)	(908,430)
Net sales	815,673	829,566
Cost of goods sold	488,281	530,495

Gross profit	327,392	299,071

Operating expenses	282,848	254 277
Impairment charge	522,516	1,057,819

Operating loss	(477,972)	(1,013,025)

Impairment charge add back	522,516	1,057,819

Depreciation	20,377	19,718

Net sales represent total sales net of all customer rebates, excise tax on production and imports and value added tax. Net sales decreased by approximately 1.7%, or $13.9 million, from $829.6 million for the year ended December 31, 2011 to $815.7 million for the year ended December 31, 2012. The decrease in net sales was driven by the impact of foreign exchange translation of $49.9 million and lower local currency sales value of $15.1 million, and was partially offset by an increase of $6.5 million in sales reported as a result of the consolidation of Whitehall for full year 2012 (as compared to only eleven months in 2011), an increase in export sales in Russia of $5.2 million and increase of $39.4 million due to price mix.

Gross profit increased by approximately 9.5%, or $28.3 million, to $327.4 million for the year ended December 31, 2012, from $299.1 million for the year ended December 31, 2011. Gross profit margin as a percentage of net sales increased by four percentage points from 36.1% for the year ended December 31, 2011 to 40.1% for the year ended December 31, 2012, resulting mainly from a turnaround of the Company’s business in Russia and continuous growth of the business in Poland.

Operating expenses decreased by $506.7 million, from $1,312.1 million for the year ended December 31, 2011 to $805.4 million for the year ended December 31, 2012. This change is primarily driven by a lower non-cash impairment charge for Poland and Russia recorded as $522.5 million in 2012 as compared to $1,057.8 million in 2011. The decrease in impairment charge was partially offset by a one-time gain that was recognized in the year ended December 31, 2011, amounting to $7.9 million based on the re-measurement of previously held equity interests in Whitehall to fair value.

The Company also expects that the final impairment charges as of December 31, 2012 on the value of goodwill and intangible assets amounted to approximately $477.5 million and $45 million, respectively. These are a non-cash charges to operating profit. These charges are in line with the restructuring plan described in the Offering Memorandum filed with the SEC earlier this year.

Q1 2013 Trading Update

Set forth below is a discussion of trading in the first quarter of 2013 based on unaudited operating data.

The first quarter of 2013 saw a continued improvement in CEDC’s underlying operations with an increase in revenue compared to the first quarter of 2012 by approximately 7%. CEDC International, Bravo Premium, Whitehall and Russian Alcohol’s exports grew both by volume and by value for the first quarter of 2013 as compared to the relevant period last year. However, total CEDC volume was down by approximately 7% in the first quarter of 2013 due to significant declines in the Russian Alcohol domestic Russia business. The entire vodka market in Russia dropped 14.8% percent in the first quarter of 2013 as compared to the first quarter of 2012 due to dramatic excise tax driven price increases of 25%, which affected consumer offtake, and destocking of some fourth quarter distributor purchases.

In Russia and Poland, certain core brands showed volume growth in the first quarter of 2013 compared to the same period in 2012, which is in line with our strategy of investing in our most important high margin brands.

CEDC’s market share in the Polish market remains largely stable. In the first quarter of 2013, CEDC’s market share in Ukraine increased as compared to the first quarter of 2012.

Russian Alcohol’s market share in the vodka market has been stable for the last six months, but remains slightly lower than the first quarter of 2012. In the first quarter of 2013, Bravo Premium’s market share increased as compared to first quarter 2012

Our agency brand business in Russia declined due to Moet Hennessy and Mondoro contract losses with core wine business growing year on year. Our Bravo Premium alcoholic cocktail business showed sales volume and consumer offtake growth across all of its four biggest brands in the first quarter of 2013 compared to the same period in 2012.

As of March 31, 2013, the Company had $41.7 million of cash available in bank accounts, external debt of $1,260 million under the notes issued prior to the completion of the restructuring plan and $80.5 million under external bank credit facilities.

Central European Distribution Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 10, 2013	By:	/s/ Grant Winterton
Grant Winterton
Chief Executive Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).